December 21, 2005

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Filed by Edgar

Re:	Telos Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Form 10-Q for Fiscal Quarter Ended March 31, 2005, June 30, 2005, and September 30, 2005

File No. 001-08443

Dear Mr. Krikorian:

I am responding to your letter of December 14, 2005 addressed to John B. Wood, the President and Chief Executive Officer of Telos Corporation.

Your letter asks that we respond to your comments within ten business days, or tell you when we will provide you with a response. For the reasons set out below, we propose to complete our response and amendments on or before January 20, 2006.

Telos’s corporate offices are closed between Christmas and New Year. A number of the people whose assistance Telos needs in preparing a response are already traveling. Telos does not expect that its full team will be available to it until the end of the first week in January, which, as you know, is a short week. Telos believes that once its full team is assembled on January 9, 2006, Telos will be able to complete its reply within ten business days.

Please be assured that Telos is arranging for individual staff members to immediately commence the process of addressing and analyzing the issues raised in your letter. Telos is already working diligently to assemble the information that it needs to respond to your letter as promptly as possible. Once Telos’ full team is able to address these issues on January 9, Telos will complete the process of review and submit its response and amendments as quickly as it can. Telos takes its disclosure obligations very seriously, appreciates that the purpose of your review process is to assist Telos in Telos’ compliance with applicable disclosure requirements and to enhance the overall disclosure in Telos’ filings, and intends to be fully and promptly responsive to the issues that you have raised.

If you have any questions, please feel free to contact the undersigned at 703-724-3786.

Yours sincerely,

Telos Corporation

/s/ David S. Easley
David S. Easley Controller